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                             October 21, 2021

       Mark Chi Hang Lo
       Chief Executive Officer
       AMTD Digital Inc.
       25/F Nexxus Building
       41 Connaught Road Central
       Hong Kong

                                                        Re: AMTD Digital Inc.
                                                            Amendment No. 7 to
                                                            Registration
Statement on Form F-1
                                                            Filed on October 4,
2021
                                                            File No. 333-256322

       Dear Mr. Lo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 1, 2021 letter.

       Amendment No. 7 to Registration Statement on Form F-1

       Cover Page

   1. We note your response to comment 3. Please expand your disclosure on the prospectus cover page to provide a
description of how cash is transferred through your organization.
                                                        State whether any
transfers, dividends, or distributions have been made to date.
 Mark Chi Hang Lo
AMTD Digital Inc.
October 21, 2021
Page 2

       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameMark Chi Hang Lo                        Sincerely,
Comapany NameAMTD Digital Inc.
                                                          Division of
Corporation Finance
October 21, 2021 Page 2                                   Office of Finance
FirstName LastName